Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 JAN 28 AM 7:21

LINDEMANS
making life more enjoyable

[redacted]

04012421

15 January 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

**SEC EXEMPTION NO 82-2692**

Dear Sir/Madam

**SOUTHCORP LIMITED - FILE 82-2692**
**OPEN BRIEFING – IMPACT OF RISING CURRENCY**

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

M M HUDSON
**COMPANY SECRETARY**

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au*

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 JAN 20 AM 7:21

LINDEMANS
making life more enjoyable

15 January 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

**CURRENCY IMPACT – OPEN BRIEFING**

Please find attached a copy of an open briefing by Southcorp Limited's Chief Executive Officer and Managing Director, John Ballard, on the impact of the appreciating Australian dollar, for release to the market.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
**CHIEF GENERAL COUNSEL & COMPANY SECRETARY**

SOUTHCORP
*Southcorp Limited ABN 80 007 722 643*
*403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia*
*Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100*

**Attention ASX Company Announcements Platform**
**Lodgement of Open Briefing**

SOUTHCORP

Southcorp Holdings Limited
403 Pacific Highway
Artarmon NSW 2064

open briefing

corporatefile.com.au

---

**Date of lodgement:** 15-Jan-2004

**Title:** Open Briefing. Southcorp. CEO on Currency Impact

**Record of interview:**

**corporatefile.com.au**
Southcorp Limited, like most other major Australian wine makers, generates a significant portion of its revenue in overseas markets. Given the significant appreciation of the Australian dollar over the last few months, especially against the US dollar, how in your view will the Australian wine industry and Southcorp be impacted?

**CEO John Ballard**
Movement in the currency is, of course, something that all Australian exporters including those in the wine industry have dealt with for many years. There are a whole range of initiatives that companies employ to deal with this issue, including the use of hedge books. We have a strong hedge book, which will dampen the impact of the strong currency over the next few years. I should mention that details of our hedge policy and our cover are on our website.

It's important to understand though that there are other factors that will help the industry manage a stronger Australian dollar, including lower grape prices, which will lower the cost of production. Also, if the expected larger 2004 vintage materialises, the cost per litre of wine will fall for us given that our production costs are relatively fixed.

For Southcorp specifically, our business improvement program called Project Veraison will increase our business efficiency and permanently reduce the cost base of the business.

**corporatefile.com.au**
Are you planning to make any price rises in your international markets?

**CEO John Ballard**
This is something that's always under review, but at this stage and purely from a currency standpoint, our strong hedge book will enable us to hold current prices until we decide whether or not to make an increase at some future date.

**corporatefile.com.au**
You mentioned production costs as an area where savings can be made. Can you significantly reduce your cost of production?

**CEO John Ballard**
We've already taken steps to achieve lower costs right across our business. In terms of production, there are some seasonal impacts on production costs but also some permanent savings that can be made. Last year's vintage for example was impacted by the drought, which had the effect of reducing our intake and consequently increasing the cost per litre of production. Grape prices held as the drought reduced the expected grape surplus. We also had a number of over-market contracts, which added materially to the overall cost.

Looking forward, we're expecting a significantly larger vintage for 2004 and as a result lower market prices for grapes. Our exposure to over-market contracts is also much lower.

**corporatefile.com.au**
Can you give an update on Project Veraison?

**CEO John Ballard**
Project Veraison is already having a significant impact on the cost base of our business. As I indicated at the time our 2003 full-year results were announced, this year alone we're expecting our margins to increase by between 3 and 4 percentage points. And I believe the pace of improvements will be stepped up during the 2005 and 2006 financial years as the full-year impact of current savings flows through to the bottom line and new initiatives are implemented. I'll be giving a full update on our progress to date at the time our interim results are released which will be on February 27.

**corporatefile.com.au**
How might a stronger Australian dollar impact the longer-term earnings outlook for Southcorp?

**CEO John Ballard**
We're building this company for the long term and we accept that managing the impact of currency movement is part of the challenge. Our forecast for this year remains in line with the guidance we gave at the time of the 2003 full-year results. Notwithstanding the impact of currency, we're very confident about the future, for the industry and Southcorp.

**corporatefile.com.au**
Thank you John.

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For previous Open Briefings with Southcorp, visit www.corporatefile.com.au

For more information about Southcorp, visit www.southcorp.com